Exhibit 99.1

PROXY SOLICITATION MADE BY PUBLIC BROADCAST

DOCUMENT CONTAINING THE INFORMATION REQUIRED BY FORM 51-102F5

INFORMATION CIRCULAR

IN RESPECT OF PROPOSED NOMINEES FOR ELECTION AS DIRECTORS OF
ENTHUSIAST GAMING HOLDINGS INC.

Information Regarding this Document

This document is being filed pursuant to section 9.2(6)(a) of National Instrument 51-102 – Continuous Disclosure Obligations in connection with the proposed nomination by Greywood Investments, LLC (“Greywood”) of Jon Dakss, Raphael Danon, David Goldhill, Mark Klein, Janny Lee and Daniel P. Petrozzo (the “Proposed Nominees”) for election to the board of directors (the “Board”) of Enthusiast Gaming Holdings Inc. (“Enthusiast” or the “Company”) at the annual meeting of shareholders of Enthusiast, which is to be held June 29, 2022 (the “Meeting”).

Information Concerning the Proposed Nominees

The following table includes, in respect of each Proposed Nominee, his or her name, province or state and country of residence, principal occupation, business or employment within the five preceding years, and the number of voting securities of Enthusiast or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such individual as of the date of this document.

Name, Province or State and Country of Residence(1)	Principal Occupation, Business or Employment(2)	Number of Enthusiast Voting Securities Beneficially Owned or Controlled or Directed(3)
Jon Dakss Livingston, New Jersey, USA	2020 to present – President and Founder, Palladium Consulting, LLC 2017 to 2020 – EVP, Chief Digital Officer, EPIX (an MGM Company) 2016 to 2017 – SVP, Chief Digital Officer, EPIX (Studio 3 Partners)	Nil
Raphael Danon Toronto, Ontario, Canada	2021 to present – Chief Executive Officer, Universal WellnessWrx and Chief Operating Officer, WellnessWrx 2016 to 2021 – Managing Director, Finance, Clearblue Ltd. o/a ClearBlue Markets	2,900 common shares

Name, Province or State and Country of Residence(1)	Principal Occupation, Business or Employment(2)	Number of Enthusiast Voting Securities Beneficially Owned or Controlled or Directed(3)
David Goldhill Bedford Corners, New York, USA	2019 to present – Co-Founder and Chief Executive Officer, Sesame Inc. 2007 to 2017 – Chief Executive Officer, Game Show Network	Nil
Mark Klein Herzliya, Israel	2020 to Present – President, Finest International 2018 to Present – CEO, RadarZero LLC 2017 to 2020 – Managing Director, Lockwood Group	28,667 common shares
Janny Lee New York, New York, USA	2021 to present – Founding Partner, Anchorvest 2013 to present – Managing Partner and Chief Operating Officer, Redbadge and Founding Partner, Redbadge Pacific	Nil
Daniel P. Petrozzo Easton, Pennsylvania, USA	2017 to present – Private Investor and Partner, Oak HC/FT Partners	Nil

Notes:

(1)	Each of the Proposed Nominees is qualified to serve as a director pursuant to the requirements of the Business Corporations Act (British Columbia).

(2)	The information as to principal occupation, business or employment of each Proposed Nominee, not being within the knowledge of Greywood, has been furnished by the respective Proposed Nominee.

(3)	The information concerning the voting securities of Enthusiast or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, of each Proposed Nominee, not being within the knowledge of Greywood, has been furnished by the respective Proposed Nominee.

Each of the Proposed Nominees has consented to serve as a director of Enthusiast and, if elected, will hold office until the close of the next annual meeting of shareholders, unless his or her office is earlier vacated.

Other Boards of Reporting Issuers

As of the date hereof:

·	Raphael Danon serves as a director of (i) Pacific Arc Resources Ltd. (TSXV: PAV) and

(ii) Woodbridge Ventures II Inc. (TSXV: WOOD.P); and

·	Mark Klein serves as a director of (i) Captor Capital (CSE: CPTR), and (ii) Pacific Arc Resources Ltd. (TSXV: PAV).

No other Proposed Nominee is currently a director or trustee of any other reporting issuer.

Other Information Concerning the Proposed Nominees

To the knowledge of Greywood, none of the directors or officers of Greywood, or any associates or affiliates of the foregoing, or any of the Proposed Nominees or their respective associates or affiliates, has: (a) any material interest, direct or indirect, in any transaction since the commencement of Enthusiast’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect Enthusiast; or (b) subject to the Company disclosing the matters proposed to be acted on at the Meeting, any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter proposed to be acted on at the Meeting, other than the re-constitution of the Board.

To the knowledge of Greywood, none of the Proposed Nominees have served as a director of the Company. None of the Proposed Nominees serve on any committee of the Board, but would serve on such committees as and when appointed by the Board if successfully elected as directors.

To the knowledge of Greywood, none of the Proposed Nominees are, or have been at any time since the beginning of the Company’s most recently completed financial year: (i) indebted to the Company or its subsidiaries or (ii) the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

To the knowledge of Greywood, no Proposed Nominee is, at the date hereof, or has been, within ten (10) years before the date hereof: (a) a director, chief executive officer or chief financial officer of any company that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days (each, an "order"), in each case that was issued while the Proposed Nominee was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the Proposed Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) a director or executive officer of any company that, while such Proposed Nominee was acting in that capacity, or within one (1) year of such Proposed Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) someone who became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such Proposed Nominee.

To the knowledge of Greywood, as at the date hereof, no Proposed Nominee has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation, or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Proposed Nominee.

None of the Proposed Nominees is to be elected under any arrangement or understanding between such Proposed Nominee and any person or company.

DATE: May 25, 2022